EXHIBIT 23.5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Albertsons Companies, Inc.:

We consent to the use of our report dated February 7, 2014, with respect to the combined balance sheets of the New Albertson’s Business of SUPERVALU INC. and subsidiaries as of February 21, 2013 and February 23, 2012, and the related combined statements of operations and comprehensive income (loss), parent company deficit, and cash flows for each of the fiscal years in the three-year period ended February 21, 2013, included herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Boise, Idaho

July 7, 2015